08027963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 21 floor
(No. and Street)

New York, NY 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Sipkin (212) 571-0074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Levine & Felix LLP
(Name – *if individual, state last, first, middle name*)

350 5th Avenue, 68 floor New York NY 10118
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Sipkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCM Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JANET CAIOZZO
Notary Public, State of New York
No. 01CA4732400
Qualified in Kings County
Commission Expires June 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lazar Levine & Felix LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

VCM SECURITIES, LLC
REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007
SEC FILE NO. 8-67425

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

VCM SECURITIES, LLC
REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007

- INDEX -

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
103

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
VCM Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of VCM Securities, LLC as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of VCM Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of VCM Securities, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of supplemental analysis and is not a required part of the basic financial statement, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the same auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Lazar Levine & Felix LLP
LAZAR LEVINE & FELIX LLP

New York, New York
February 26, 2008

VCM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

- ASSETS -

CASH	$	231,672
PREPAID EXPENSES		261
TOTAL ASSETS	$	231,933

- LIABILITIES AND MEMBER EQUITY -

LIABILITIES		
Accrued expenses and other liabilities	$	8,620
Due to Parent		9,648
TOTAL LIABILITIES		18,268
COMMITMENTS AND CONTINGENCIES		
MEMBER EQUITY		213,665
TOTAL LIABILITIES AND MEMBER EQUITY	$	231,933

The accompanying notes are an integral part of this financial statement.

VCM SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

VCM Securities, LLC ("VCM"), a single member limited liability company, was formed on August 17, 2006 in the state of New York and began limited operations on March 2007 and is a wholly-owned subsidiary of Vyapar Capital Market Partners LLC (Parent). VCM is a broker-dealer registered with the Securities and Exchange Commission and the State of New York, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and is engaged primarily as a broker of fixed income securities.

VCM is an introducing broker and does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

VCM's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(b) Income Taxes:

The Company as a single member LLC is a disregarded entity for tax purposes and is included in the consolidated income returns filed by its Parent. Accordingly, no provision or benefit for income taxes is reflected in these financial statements.

(c) Fair Value of Financial Information:

As of December 31, 2007, the carrying amount of cash, accrued expenses and other liabilities and payable to Parent approximate fair value because of the short-term maturities of these items.

(d) Cash and Cash Equivalents:

For the purposes of the Statement of Cash Flows, VCM has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. VCM considers money market funds to be cash.

VCM maintains cash in bank accounts which, at times, may exceed federally insured limits. VCM has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(e) Commission Revenue:

Commission revenue is recorded when earned.

NOTE 3 - NET CAPITAL REQUIREMENTS:

VCM is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2007, VCM had net capital of $213,404 which was $208,404 in excess of its required minimum net capital of $5,000. VCM's net capital ratio was .086 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

In December 2006, VCM entered into a Service Agreement ("Agreement") with its Parent whereby the Parent will provide administrative services and support functions to VCM. For the year ended December 31, 2007, these services totaled $13,225. At December 31, 2007, $9,648 was due to Parent.

NOTE 5 - MARKET AND CREDIT RISKS:

VCM's trading activities consist of executing securities transactions on a riskless principal or give up basis. Substantially all transactions settle within three business days for cash. VCM has a policy for reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily financial institutions.

NOTE 6 - CLEARING AGREEMENT:

In January 2007, VCM entered into a Clearing Agreement with a "Clearing Broker" ("Broker") for a three year term. Under the terms of this agreement VCM was charged a monthly service fee of $10,000. In November 2007, VCM terminated this agreement and incurred a termination fee of $25,000 which was recorded as a trade expense in fiscal 2007.

NOTE 7 - OTHER INCOME

During fiscal 2007, VCM received a non-recurring payment of $35,000 in connection with the merger of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers.

VCM SECURITIES, LLC
SUPPLEMENTAL INFORMATION – SCHEDULE I
AS OF DECEMBER 31, 2007

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

TOTAL MEMBER'S EQUITY	$ 213,665
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(261)
Sub-total of deductions and/or charges	(261)
NET CAPITAL	$ 213,404
Aggregate Indebtedness	
Accounts payable and accrued expenses to non-customers	$ 18,268
TOTAL AGGREGATE INDEBTEDNESS	$ 18,268
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (.0667 of aggregate indebtedness)	$ 1,218
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	5,000
EXCESS NET CAPITAL	$ 208,404
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 211,577
Percentage of aggregate indebtedness to net capital	8.56%
Ratio: aggregate indebtedness to net capital	.086 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)	
Net, capital, as reported on Company's Part II (A) (unaudited) Focus report	$ 219,745
Increases (decreases) resulting from December 31, 2007 audit adjustments, net	(6,341)
Net capital, as included in this report	$ 213,404

VCM SECURITIES, LLC
OTHER INFORMATION
AS OF DECEMBER 31, 2007

1. Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3.

2. Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3 and does not maintain possession or control of any customer funds or securities.

VCM SECURITIES, LLC
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
VCM Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of VCM Securities, LLC ("VCM"), for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purposes of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by VCM that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because VCM does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by VCM in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and Recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of VCM is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which VCM has responsibility, are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

350 FIFTH AVENUE 68th Floor / NEW YORK NY 10118-0170
T 212 736 1900 / F 212 629 3219
Other Offices: MORRISTOWN, NJ / T 973 267 1414
PARSIPPANY, NJ / T 973 428 3200
www.lazarcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3
(CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that VCM's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

New York, New York
February 26, 2008

END